Video Transcription
Three43 Inc.
6/8/2021

Video 1

Speaker John Lundholm: "Imagine taking art down off the walls and putting them in your pocket. I never thought a childhood I'd spend collecting baseball cards and comic books would put me on a pathway of changing the future of art. My name is John Lundholm and i'm the founder of Three43. Where we are using the latest and cutting edge technologies to vastly expand art to the masses. Three43 is changing the game in three big ways, #1 we are creating an entirely new entry point for anyone to begin their own art collection, #2 we create a community and a culture filled with fun and experiences all derived from your art collecting activities #3 we open up a world of opportunities for artists to create different kinds of futuristic art like they've never been able to do before. Three43 makes collecting cutting edge, authenticable, original works of art as easy and as fun as collecting baseball cards. Our app is built the team is lined up and the artists are in place, all we need now are the investors and we're predicting a very healthy return so come join us bringing art to the world. Thank you."